SHONEY'S, INC. COMPLETES TENDER OFFERS

NASHVILLE, Tenn., September 6, 2000 /PRNewswire/ -- Shoney's, Inc. (OTC Bulletin Board: SHOY) ("Shoney's") today announced that it has accepted for payment all of the validly tendered and not withdrawn Liquid Yield Option Notes due 2004 (the "LYONs") and 8-1/4% Convertible Subordinated Debentures due 2002 (the "Debentures") (collectively, the "Securities"). The tender offers expired at 11:00 p.m., New York City time, on September 6, 2000. Shoney's has been advised by the depositary for the tender offers that, as of the expiration of the tender offer, approximately $159,650,000 principal amount at maturity of the LYONs and $46,480,000 principal amount of the Debentures had been validly tendered and not withdrawn pursuant to the tender offers (including approximately $619,000 principal amount at maturity of the LYONs and $195,000 principal amount of the Debentures tendered pursuant to the procedures for guaranteed delivery), which constitutes approximately 90.0% of the outstanding principal amount at maturity of the LYONs and 90.1% of the outstanding principal amount of the Debentures. Cash payments for tendered Securities are expected to commence promptly.

Headquartered in Nashville, Tennessee, Shoney's, Inc. owns, operates and franchises 1,084 restaurants in 28 states, including 617 Company-owned and 467 franchised restaurants, under the names: Shoney's Restaurants and Captain D's Seafood Restaurants.

SOURCE  Shoney's, Inc.

/CONTACT: James M. Beltrame, Chief Financial Officer, Shoney's, Inc., 615-231-2214; or Andrew Karp, Managing Director, Banc of America Securities LLC, 704-388-4813, or 888-292-0070/